FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For January 6, 2012

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

RBS APPOINTS NEW GROUP DIRECTOR OF

STRATEGY AND CORPORATE FINANCE

6 January 2012

The Royal Bank of Scotland Group plc (RBS) is pleased to announce the appointment of Richard Kibble to the position of Group Director of Strategy and Corporate Finance.

Richard joins the Group from PricewaterhouseCoopers (PwC) where he has been a partner since 2008.  He has over 20 years of strategy consulting experience and currently leads PwC's Corporate Strategy team focusing on Financial Services.  Prior to joining PwC Richard was Managing Partner for Marakon Associates in the UK

He will take up his new position during March 2012 and will report to the Group Chief Executive, Stephen Hester, and Group Finance Director, Bruce Van Saun.

Stephen Hester said, "We welcome Richard to RBS. He brings strong experience in financial services strategy and we are pleased to have him join our team."

For further information contact::

RBS Group Media Centre +44 131 523 4205.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 6 January 2012

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary